(d) (1) (C) (iii)

AMENDED SCHEDULE A

with respect to the

MANAGEMENT AGREEMENT

between

ING INVESTORS TRUST
and
ING INVESTMENTS, LLC

Series	Effective Date	Annual Investment Management Fee
(as a percentage of average daily net assets)
ING Clarion Global Real Estate Portfolio		0.80% on first $250 million
0.775% on next $250 million
0.70% of assets in excess of $500 million

ING Oppenheimer Active Allocation Portfolio	November 17, 2008	0.25% on all assets